File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

11th February 2005

05006079

SUPPL

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofre plc – RNS Annoucement – 10/02/2005
2. Taylor Nelson Sofre plc – Director Shareholding – Rémy Sautter

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

PROCESSED
MAR 01 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH, D.C. 202 SECTION

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC LETTERS 2005\050211- (Securities & Exchange Commission)(RNS Announcement)(Director shareholding).doc

File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

By Courier

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

RECD S.E.C.
FEB 16 2005
1086

11th February 2005

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofre plc – RNS Annoucement – 10/02/2005
2. Taylor Nelson Sofre plc – Director Shareholding – Rémy Sautter

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

Jackie Stevens
Enc.

SEC MAIL PROCESSING
RECEIVED
FEB 16 2005
WASH. D.C. 202 SECTION

F:\Users\CompanySecretarial 050101\Plc\Letters\SEC LETTERS 2005\050211- (Securities & Exchange Commission)(RNS Announcement)(Director shareholding).doc

London STOCK EXCHANGE

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Holding(s) in Company		16:49 10 Feb 05		

Full Announcement Text

Taylor Nelson Sofres plc (TNS) received notification on 9 February 2005 from Fidelity Investments on behalf of FMR Corp. & its direct and indirect subsidiaries and Fidelity International Limited & its direct and indirect subsidiaries, both being non-beneficial holders, of a notifiable interest in the ordinary share capital of TNS.

Together they hold a notifiable interest in 30,699,493 ordinary shares of 5p each in TNS, representing 6.864% of the total issued share capital of TNS.

Shares Held	Management Company	Nominee/Registered Name
2,103,443	Fidelity International Limited	Bank of New York Europe LDN
10,000	Fidelity International Limited	BNP Paribas, Paris (C)
1,445,220	Fidelity International Limited	Brown Bros Harrimn Ltd LUX
623,700	Fidelity International Limited	JP Morgan Bournemouth
79,200	Fidelity International Limited	National ASTL BK Melbourne
8,369,665	Fidelity Investment Services Ltd	JP Morgan, Bournemouth
13,100	Fidelity Management & Research Company	Brown Brothers Harriman and CO

5,312,020	Fidelity Management & Research Company	JP Morgan Chase Bank
1,407,080	Fidelity Management & Research Company	State Street Bank & TR CO
29,100	Fidelity Management Trust Company	Brown Brothers Harriman and CO
28,900	Fidelity Management Trust Company	JP Morgan Chase Bank
22,500	Fidelity Management Trust Company	State Street Bank & TR CO
2,810,103	Fidelity Pension Management	Bank of New York Brussels
113,500	Fidelity Pension Management	Bank of New York Europe LDN
269,800	Fidelity Pension Management	Bankers Trust London
429,200	Fidelity Pension Management	Citibank London
134,778	Fidelity Pension Management	Clydesdale Bank PLC
46,100	Fidelity Pension Management	HSBC Bank plc
787,048	Fidelity Pension Management	JP Morgan Bournemouth
909,471	Fidelity Pension Management	Mellon Bank
135,600	Fidelity Pension Management	Midland Securities Services
4,417,365	Fidelity Pension Management	Northern Trust London
1,202,600	Fidelity Pension Management	State STR BK and TR CO LNDN
30,699,493		**Grand Total Ordinary Shares**

END

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London STOCK EXCHANGE | RNS | The company news service from the London Stock Exchange

Last Refreshed At 15:49 Fri, Feb 11 2005 UK Time

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Taylor Nelson Sofres PLC	Director Shareholding		15:48 11 Feb 05		

Full Announcement Text

For immediate release **11 February 2005**

Taylor Nelson Sofres plc
Director's share purchase

Taylor Nelson Sofres plc (TNS) has been notified on 11 February 2005 that Rémy Sautter, non-executive director purchased 5,000 ordinary shares of 5p each in the company, for 209p per share on 8 March 2004. These shares represent 0.001 per cent of the company's issued share capital. Due to an oversight this has only now been notified to the company although clearance to deal had been properly obtained prior to dealing.

Rémy Sautter's holding in the company is 10,000 shares, representing 0.002 per cent of the company's issued share capital.

For further information, please contact:

Ian Portal, Group Company Secretary +44 (0)20 8967 2196

Email to: ian.portal@tns-global.com

END

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Last Refreshe 15:48 Fri, Feb 11 2 UK

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RNS No	Company	Headline	Embargo	Status	Last Status Update	Add Dist	Replaces	Actions
5325I	Taylor Nelson Sofres PLC	Director Shareholding		Released	15:48 11 Feb 05			Replace
4826I	Taylor Nelson Sofres PLC	Holding(s) in Company		Released	16:49 10 Feb 05			Replace
4379I	Taylor Nelson Sofres PLC	Issue of Equity		Released	17:45 9 Feb 05			Replace
5166H	Taylor Nelson Sofres PLC	Notice of Results		Released	16:32 18 Jan 05			Replace

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